FEES AND EXPENSES

Shareholder Transaction Expenses	
Sales Load (as a percentage of offering price)[1]	N/A
Offering Expenses (as a percentage of offering price)[2]	0.20%
Dividend Reinvestment Plan Fees[3]	None
Annual Expenses (as a percentage of net assets attributable to Shares)	
Management Fees[4]	1.02%
Interest Payments on Borrowed Funds[5]	0.07%
Other Expenses[6]	0.32%
Total Annual Fund Operating Expenses	1.41%

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(1) Not available at this time. Should a sales load apply with respect to a particular offering of Shares, the applicable Prospectus Supplement will disclose the amount of any such sales load.

(2) Estimated maximum amount based on offering $150 million in Shares~~.~~ ($150 million in Shares is used here because this is the total value of Shares being registered under the registration statement of which this Prospectus is a part). The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

(3) See "Dividend Reinvestment Plan."

(4) The Fund pays a management fee to the Investment Manager at an annual rate of 0.95% of the Fund's "managed assets." "Managed assets" means the average weekly value of the Fund's net assets plus any assets attributable to financial leverage. In accordance with the requirements of the SEC, the table above shows the Fund's management fee as a percentage of average net assets. In calculating the management fee rate based on net assets, the Fund derived the amount of management fees based upon outstanding financial leverage of 7% of the Fund's managed assets (which is the average level of financial leverage employed during the Fund's fiscal year ended December 31, 2014). If financial leverage of more than 7% is used, the management fee shown would be higher.

(5) Based upon the Fund's outstanding borrowings as of December 31, 2014 of approximately $17.3 million and a borrowing rate under the CFA and Lending Agreement as of December 31, 2014 of 1.11%.

(6) ~~The costs of lending the Fund's portfolio securities are not included in the table.~~ "Other Expenses" are based upon those expenses incurred during the fiscal year ended December 31, 2014.

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, assuming (1) a 5% annual return, (2) ~~the Fund incurs~~total annual operating expenses ~~at the levels set forth in the table above,~~of 1.41%, (3) offering expenses of 0.20%, and (~~3~~4) reinvestment of all dividends and other distributions at NAV. The actual expenses in connection with any offering will be set forth in the Prospectus Supplement if applicable.

1 Year	3 Years	5 Years	10 Years
$~~14~~16	$~~45~~47	$~~77~~79	$~~169~~171

The purpose of the table and example above is to help you understand the various costs and expenses that an investor in the Fund may bear directly or indirectly. **The example should not be considered a representation of future expenses. The Fund's actual expenses may be more or less than those shown and the Fund's actual rate of return will vary and may be higher or lower than the hypothetical 5% annual return used to calculate the example.**

FINANCIAL HIGHLIGHTS

The table below sets forth certain specified information for a Share outstanding throughout each period presented. This information is derived from the financial and accounting records of the Fund. The financial highlights for the fiscal years ended December 31, 2012 through December 31, 2014, the one month ended December 31, 2011, and the year ended November 30, 2011 have been audited by Tait, Weller & Baker LLP, an independent registered public accounting firm. The prior financial highlights for the fiscal years ended November 30, 2005 through November 30, 2010 were audited by other independent registered public accounting firms, whose reports with respect to those periods were unqualified. The information below should be read in conjunction with the Fund's audited financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2014, which, together with the report of the Fund's independent registered public accounting firm, have been incorporated by reference in the SAI. The Annual and Semi-Annual Reports are available without charge by calling toll-free at 1-855-411-6432.

Bexil Advisers LLC became the Fund's Investment Manager effective February 1, 2011.

Per share data, including the proportionate impact to market price, has been restated to reflect the effects of a 1-for-4 reverse stock split effective as of the start of trading on the NYSE on December 10, 2012.

Per Share Operating Performance (for a share outstanding throughout each period)	For the Years Ended December 31,				For the Years Ended November 30,						
	2014	2013	2012	One Month Ended Dec. 31, 2011[1]	2011	2010	2009	2008	2007	2006	2005
Net asset value, beginning of period	17.20	$ 15.53	$ 15.48	$ 16.88	$ 17.36	$ 16.76	$ 14.68	$ 32.64	$ 38.20	$ 34.60	$ 35.84
Income from investment operations:[2]											
Net investment income	0.34	0.40	0.56	0.08	0.96	0.80	0.84	2.24	3.20	2.52	2.44
Net realized and unrealized gain (loss) on investments	0.76	4.12	1.13	0.20	(0.08)	1.44	2.88	(16.76)	(5.20)	4.80	0.32
Total income from investment operations	1.10	4.52	1.69	0.28	0.88	2.24	3.72	(14.52)	(2.00)	7.32	2.76
Less distributions:											
Net investment income	(1.63)	(1.16)	(0.56)	(0.08)	(0.92)	(1.40)	(1.56)	(2.36)	(3.36)	(3.72)	(2.12)
Capital gains	--	--	--	--	--	--	--	--	--	--	(0.04)
Return of capital	--	(0.47)	(1.07)	(0.32)	(0.44)	(0.24)	(0.08)	(1.08)	(0.20)	--	(1.84)
Total distributions	(1.63)	(1.63)	(1.63)	(0.40)	(1.36)	(1.64)	(1.64)	(3.44)	(3.56)	(3.72)	(4.00)
Fund share transactions:											
Effect of reinvestment of dividends	(0.01)	(0.01)	(0.01)	--*	--*	--*	--	--	--	--	--
Decrease in net asset value from rights offering	--	(1.21)	--	(1.28)	--	--	--	--	--	--	--
Total Fund share transactions	(0.01)	(1.22)	(0.01)	(1.28)	--	--	--	--	--	--	--
Net asset value, end of period[3]	$16.66	$ 17.20	$ 15.53	$ 15.48	$ 16.88	$ 17.36	$ 16.76	$ 14.68	$ 32.64	$ 38.20	$ 34.60
Market value, end of period	$15.12	$ 15.11	$ 13.53	$ 13.72	$ 13.84	$ 16.92	$ 14.60	$ 10.40	$ 29.40	$ 39.12	$ 42.80

Per Share Operating Performance (for a share outstanding throughout each period)	For the Years Ended December 31,				For the Years Ended November 30,						
	2014	2013	2012	One Month Ended Dec. 31, 2011[1]	2011	2010	2009	2008	2007	2006	2005
Total Return[4]											
Based on net asset value	7.28%	23.35%	12.67%	(5.52)%	5.61%	14.55%	29.42%	(47.75)%	(6.05)%	22.51%	8.19%
Based on market value	10.83%	24.38%	10.75%	2.13%	(11.15)%	28.17%	59.14%	(58.90)%	(17.19)%	0.36%	18.14%
Ratios/Supplemental Data: [5]											
Net assets, end of period (000's omitted)	$144,280	$148,081	$93,951	$93,123	$71,329	$73,322	$70,853	$62,022	$ 137,953	$160,613	$144,352
Ratios to average net assets of:											
Total expenses [6]	1.55%	1.87%	2.57%	2.09%**	2.02%	2.63%	3.01%	3.62%	3.75%	3.69%	3.04%
Net expenses [7]	1.55%	1.87%	2.57%	2.09%**	2.00%	2.50%	2.89%	3.47%	3.62%	3.55%	4.55%
Net expenses excluding interest expense and fees on bank credit facility	1.47%	1.72%	2.30%	1.78%**	1.73%	N/A	N/A	N/A	N/A	N/A	N/A
Total expenses excluding commercial paper, interest expense and fees [8]	N/A	N/A	N/A	N/A	N/A	2.20%	2.03%	1.91%	1.70%	1.71%	1.73%
Net expenses excluding commercial paper, interest expense and fees [8]	N/A	N/A	N/A	N/A	N/A	2.07%	1.91%	1.76%	1.56%	1.57%	1.59%
Commercial paper fees and interest expense [8]	N/A	N/A	N/A	N/A	N/A	0.43%	0.98%	1.71%	2.06%	1.98%	1.31%
Net investment income	1.94%	2.38%	3.56%	6.28%**	5.44%	4.73%	5.43%	8.62%	8.52%	6.96%	7.00%
Portfolio turnover rate	52%	45%	13%	0%	24%	51%	73%	54%	74%	96%	80%
Leverage Analysis (000's omitted):											
Outstanding loan balance under the bank credit facility, end of period	$17,284	$21,346	$21,348	$17,815	$18,209	$20,000	N/A	N/A	N/A	N/A	N/A
Aggregate amount of commercial paper outstanding, end of period[8]	N/A	N/A	N/A	N/A	N/A	N/A	$10,000	$10,000	$55,000	$55,000	$55,000
Average daily balance of amortized cost of commercial paper outstanding, end of period[8]	N/A	N/A	N/A	N/A	N/A	N/A	$ 9,960	$47,921	$54,790	$54,659	$54,794
Asset coverage per $1,000, end of period[9]	$ 9,347	$7,937	$ 5,401	$ 6,227	$ 4,917	$ 4,666	$ 7,425	$15,880	$ 3,903	$ 3,980	$ 3,679

[1]   The Fund changed its fiscal year from November 30 to December 31, effective December 31, 2011.

[2]   The per share amounts were calculated using the average number of Shares outstanding during the period.

[3]   The Fund implemented a 1-for-4 reverse stock split with an ex-dividend date of December 10, 2012. Prior period net asset values and per share amounts have been restated to reflect the impact of the reverse stock split. The net asset value and market price report at the original dates prior to the reverse stock split were as follows:

	One Month Ended Dec 31, 2011[1]	For the Years Ended November 30,						
		2011	2010	2009	2008	2007	2006	2005
Net asset value	$ 3.87	$ 4.22	$ 4.34	$ 4.19	$ 3.67	$ 8.16	$ 9.55	$ 8.65
Market value	$ 3.43	$ 3.46	$ 4.23	$ 3.65	$ 2.60	$ 7.35	$ 9.78	$ 10.70

[4] Total return on a market value basis is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's Dividend Reinvestment Plan. Generally, total return on a net asset value basis will be higher than total return on a market value basis in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely, total return on a net asset value basis will be lower than total return on a market value basis in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods. Total return calculated for a period of less than one year is not annualized. The calculation does not reflect brokerage commissions, if any.

[5] Expenses and income ratios do not include expenses incurred by the acquired funds in which the Fund invests.

[6] "Total expenses" are the expenses of the Fund as presented in the Statement of Operations before fee waivers.

[7] "Net expenses" are the expenses of the Fund presented in the Statement of Operations after fee waivers.

[8] Effective April 26, 2010, the Fund replaced its commercial paper program with a bank line of credit facility.

[9] Represents the value of total assets less liabilities not represented by senior securities representing indebtedness divided by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness. For purposes of this calculation, the bank credit facility is considered a senior security representing indebtedness.

* Less than $0.01 per share.

** Annualized.

N/A means not applicable.